

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 15, 2007

David Skjaerlund
President
Liberty Renewable Fuels LLC
3508 E. M-21
Corunna, Michigan 48817

> **Re: Liberty Renewable Fuels LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 27, 2007**
> **File No. 333-140098**

Dear Mr. Skjaerlund:

We have reviewed your filing and have the following comments.

General

1. Please update your financial statements and related disclosures to include the period ended March 31, 2007.

Federal Income Tax Consequences of Owning Our Units, page 114

Partnership Status, page 115

2. We note your response to comment 7 in our letter dated April 12, 2007. Since you are using a short form tax opinion, please revise your disclosure in the first paragraph to state that Jackson Walker LLP has opined that you will be treated as a partnership and will not have to pay federal income tax.

Exhibit 5.1 Legal Opinion

3. You cannot assume that the company had the power and authority to perform their obligations or that the documents you reviewed were executed by the company. Please revise to indicate that your assumptions do not apply to the company.

Exhibit 8.1 Tax Opinion

4. Please revise in the third paragraph on page 1 to delete the terms "general description." As you state in the first sentence of that paragraph, the discussion in the prospectus constitutes counsel's tax opinion.

5. Please delete as inappropriate the language in the first full paragraph on page 2 stating that the opinion is not a guarantee.

Please direct questions regarding accounting comments to Gus Rodriguez at (202) 551-3752 or in his absence, Rufus Decker at (202) 551-3769. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David P. Valenti
        Jackson Walker L.L.P.
        100 Congress, Suite 1100
        Austin, Texas 78701